January 1, 2023

Mr. Bernard Maitai

Polaris Capital Management, LLC

121 High Street

Boston, MA 02110-2475

Re: Sub-Advisory Fee Rate for Voya Multi-Manager International Equity Fund

Dear Mr. Maitai:

Pursuant to the Sub-Advisory Agreement, effective as of January 20, 2017 (the "Agreement"), between Voya Investments, LLC and Polaris Capital Management, LLC, we hereby notify you of our intention to modify the annual sub-advisory fee rate for Voya Multi- Manager International Equity Fund (the "Fund"), effective on January 1, 2023, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-advisory fee rate for the Fund, is attached hereto.

Please signify your acceptance to the modified sub-advisory fee rate for the Fund by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic____________________

Name: Todd Modic

Title: Senior Vice President, Duly Authorized

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Polaris Capital Management LLC

By: /s/ Bernard Horn, Jr.

Name: Bernard Horn, Jr.__________

Title: President________________, Duly Authorized

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

POLARIS CAPITAL MANAGEMENT, LLC

Annual Sub-Adviser Fee
Series	(as a percentage of average daily net assets
allocated to the Sub-Adviser)
Voya Multi-Manager International Equity	[REDACTED]
Fund

Effective Date: January 1, 2023, in connection with a modification to the sub-advisory fee rate.